ROBERT BRANTL, ESQ.

52 Mulligan Lane

Irvington, NY 10522

914-693-3026

January 11, 2007

Via Fedex

Gary Todd

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Advanced Battery Technologies, Inc.

       Form 10-KSB for the year ended December 31, 2005

       Filed April 14, 2006

       File No. 000-13337

Dear Mr. Todd:

I am counsel to Advanced Battery Technologies, Inc.  Advanced Battery filed an 8-K this week reporting that it has recently changed its principal independent.  This transition has delayed my client’s response to the comments in the Staff’s letter to Ms. Guohua Wan dated December 8, 2006, as Advanced Battery has requested that its new accountant provide assistance in formulating the responses.  We hope to have complete responses to you within the next two weeks.

Sincerely,

/s/ Robert Brantl

Robert Brantl

RB:rk